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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------


                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. ___)

                       -----------------------------------

                             FragranceNet.com, Inc.
                             ----------------------
                              (Name of the Issuer)

                             FragranceNet.com, Inc.
                             ----------------------
                       (Names of Persons Filing statement)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   351684 10 5
                     (CUSIP Number of Class of Securities)

                       -----------------------------------

    Dennis M. Apfel                                            Copy to:
Chief Executive Officer                                  Andrew J. Beck, Esq.
 FragranceNet.com, Inc.                                       Torys LLP
   909 Motor Parkway                                       237 Park Avenue
  Hauppauge, NY 11788                                  New York, NY 10017-3142
     (631) 582-5204                                         (212) 880-6000

                       -----------------------------------

      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ] A tender offer.

d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


                           CALCULATION OF FILING FEE*
----------------------------------------------------------------------------------
      Transaction Value*                               Amount of Filing Fee
----------------------------------------------------------------------------------
           $97,000                                             $11.42
----------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 100,000 shares of Common Stock for $0.97 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0--11(a)
(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

===============================================================================




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                                  INTRODUCTION

                  This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by FragranceNet.com, Inc., a Delaware corporation ("FragranceNet" or the "Company"), the issuer of the class of equity securities which is the subject of a Rule 13e-3 transaction, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

                  (a) a one-for-five hundred reverse stock split of the Company's Common Stock;

                  (b) a cash payment per share of $.97 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed reverse stock split; and

                  (c) following the reverse stock split, a five hundred-for-one forward stock split of the Company's Common Stock.

                  Items (a), (b) and (c) above constitute one proposal and are referred to in this Schedule 13E-3 as the "Transaction". The Transaction is upon the terms and subject to the conditions set forth in the Company's preliminary proxy statement for the Company's special meeting of stockholders to be held to consider the Transaction. The Transaction requires an amendment to the Company's Certificate of Incorporation, as amended. The special meeting will also consider such other business as may properly come before the special meeting.

                  This Schedule 13E-3 shows the location in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission on April 13, 2005 (including all annexes thereto, the "Proxy Statement") of the information required to be included in response to the items of this Schedule 13E-3. The information in the Proxy Statement is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

                  The information contained in the Proxy Statement under the heading "Summary Term Sheet" is incorporated into this Schedule 13E-3 by reference.

Item 2.  Subject Company Information.

                  (a)  Name and Address.

                  The information contained in the Notice of Special Meeting of Stockholders and on the cover page of the Proxy Statement is incorporated into this Schedule 13E-3 by reference.

                  (b)  Securities.

                  The information contained on the cover page of the Proxy Statement is incorporated into this Schedule 13E-3 by reference.

                  (c)  Trading Market and Price.

                  The information contained in the Proxy Statement under the caption "Market Price of and Dividends on FragranceNet's Common Equity" is incorporated into this Schedule 13E-3 by reference.

                  (d)  Dividends.

                  The information contained in the Proxy Statement under the caption "Market Price of and Dividends on FragranceNet's Common Equity" is incorporated into this Schedule 13E-3 by reference.

                  (e)  Prior Public Offerings.

                  Not applicable.

                  (f)  Prior Stock Purchases.

                  Not applicable.


Item 3. Identity and Background of the Filing Person.

                  (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

                  The information contained in the Notice of Special Meeting of Stockholders, on the cover page of the Proxy Statement and under the caption "Directors and Executive Officers" is incorporated into this Schedule 13E-3 by reference.

Item 4. Terms of the Transaction.

                  (a) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Proposal 1--General", "Special Factors--Purpose and Reasons for the Transaction", "Special Factors--Effects of the Transaction", "Special Factors--Material U.S. Federal Income Tax Consequences" and "Exchange of Fractional Share Certificates for Cash" is incorporated into this Schedule 13E-3 by reference.

                  (b) None.




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                  (c) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Purpose and Reasons for the Transaction", "Special Factors--Material U.S. Federal Income Tax Consequences" and "Exchange of Fractional Share Certificates for Cash" is incorporated into this Schedule 13E-3 by reference.

                  (d) The information contained in the Proxy Statement under the captions "Summary Term Sheet--Are there appraisal rights available to the stockholders?" and "Special Factors--Appraisal Rights" is incorporated into this
Schedule 13E-3 by reference.

                  (e) The information contained in the Proxy Statement under the caption "Special Factors--Fairness of the Transaction--Additional Factors Considered in Determining Fairness of Transaction" is incorporated into this
Schedule 13E-3 by reference.

                  (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

                  (a)-(c)  None.

                  (e) Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

                  (a) The information contained in the Proxy Statement under the caption "Special Factors--Purpose and Reasons for the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (b) The information contained in the Proxy Statement under the caption "Special Factors--Effects of the Transaction--Effect on FragranceNet" is incorporated into this Schedule 13E-3 by reference.

                  (c) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Effects of the
Transaction--Effect on FragranceNet", "Special Factors--Conduct of Business After the Transaction" and "Special Factors--Past Business Combination Discussions" is incorporated into this Schedule 13E-3 by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

                  (a) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Proposal 1--General", "Special
Factors--Background of the Transaction", "Special Factors--Purpose and Reasons for the Transaction", "Special Factors--Fairness of the Transaction" and "Special Factors--Effects of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (b) The information contained in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" is incorporated into this Schedule 13E-3 by reference.



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                  (c) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Purpose and Reasons for the Transaction" and "Special Factors--Fairness of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (d) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Effects of the Transaction", "Special Factors--Material U.S. Federal Income Tax Consequences" and "Special Factors--Purpose and Reasons for the Transaction", "Special Factors--Conduct of Business After the Transaction" is incorporated into this Schedule 13E-3 by reference.

Item 8. Fairness of the Going-Private Transaction.

                  (a) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Background of the Transaction", "Special Factors--Fairness of the Transaction" and "Special Factors--Effects of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (b) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Background of the Transaction", "Special Factors--Fairness of the Transaction" and "Special Factors--Effects of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (c) The information contained in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (d) The information contained in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (e) The information contained in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" and "Recommendation of the Board of Directors" is incorporated into this
Schedule 13E-3 by reference.

                  (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

                  (a) The information contained in the Proxy Statement under the captions "Summary Term Sheet" and "Special Factors--Fairness of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (b)-(c) Not applicable.



                                       4


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Item 10. Source and Amounts of Funds or Other Consideration.

                  (a) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Special Factors--Effects of the
Transaction--Effect on FragranceNet" and "Costs and Financing of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (b) Not applicable.

                  (c) The information contained in the Proxy Statement under the captions "Summary Term Sheet" and "Costs and Financing of the Transaction" is incorporated into this Schedule 13E-3 by reference.

                  (d) Not applicable.

Item 11. Interest in Securities of the Subject Company.

                 (a) The information contained in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference.

Item 12. The Solicitation or Recommendation.

                  (d)-(e) The information contained in the Proxy Statement under the captions "Summary Term Sheet", "Vote Required" and "Recommendation of the Board of Directors" is incorporated into this Schedule 13E-3 by reference.

Item 13. Financial Statements.

                  (a) The information contained in the Proxy Statement under the captions "Financial Information" and "Incorporation of Certain Documents by Reference" is incorporated into this Schedule 13E-3 by reference.

                  (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

                  (a)-(b) The information contained in the Proxy Statement under the caption "Other Matters--Miscellaneous" is incorporated into this Schedule 13E-3 by reference.

Item 15. Additional information

                  (b) The information contained in the Proxy Statement is incorporated into this Schedule 13E-3 by reference.




                                       5


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Item 16.  Exhibits.

(a) Preliminary proxy statement filed with the Securities and Exchange Commission on April 13, 2005 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.




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



                                   SIGNATURES

                  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on April 12, 2005.


                                            FRAGRANCENET.COM, INC.


                                            By: /s/ Dennis M. Apfel
                                                ----------------------------
                                            Name:  Dennis M. Apfel
                                            Title: Chief Executive Officer





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






                                  EXHIBIT INDEX

(a) Preliminary proxy statement filed with the Securities and Exchange Commission on April 13, 2005 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.





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